

July 18, 2013

<u>Via E-mail</u>
Mr. Kevin R. Karas
Chief Financial Officer
National Research Corporation
1245 Q Street
Lincoln, NE 68508

      Re: National Research Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 1, 2013
               File No. 000-29466

Dear Mr. Karas:

      We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Joel Parker

                             Joel Parker
                             Accounting Branch Chief